UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

_____ Form C: Offering Statement

_____ Form C-U: Progress Update

_____ Form C/A: Amendment to Offering Statement

_____ Check box if Amendment is material and investors must reconfirm within five business days.

__X__ Form C-AR: Annual Report

_____ Form C-AR:/A: Amendment to Annual Report

_____ Form C-TR: Termination of Reporting

Name of issuer
LRF Thoroughbred Fund II, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
California

Date of organization
August 30, 2017

Physical address of issuer
5950 Canoga Blvd., Suite 510, Woodland Hills, CA 91367

Website of issuer
www.littleredfeather.com

Current number of employees
0

April 26, 2019

FORM C-AR

LRF THOROUGHBRED FUND II, LLC

This Form C-AR (including the cover page and all exhibits attached hereto (the "Form C-AR") is being furnished by LRF Thoroughbred Fund II, LLC, a California limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

LRF Thoroughbred Fund II, LLC (the "Company") was a California limited liability company, formed on August 30, 2017. The Company was dissolved on December 19, 2018.

The Company was located at 5950 Canoga Blvd., Suite 510, Woodland Hills, CA 91367.

The website of the Company's Manager is www.littleredfeather.com.

Any information available on or through our website is not a part of this Form C-AR.

The Business

LRF Thoroughbred Fund II, LLC provided investors with the opportunity to own a thoroughbred racehorse inside a partnership managed by one of America's largest thoroughbred syndicates – Little Red Feather Racing ("LRF"). LRF's race statistics are available online through the Thoroughbred Ownerview database:

https://www.ownerview.com/syndicate/o6-1315344/little-red-feather-racing

LRF purchases horses through traditional industry means, including through private purchases, public auction or claiming races.

Once purchased, the Company horses were trained and cared for by respected California-based trainers. Other trainers were utilized depending on what LRF deems to be in the best interests of the Company and the needs of a particular horse.

The Company had three primary sources of earnings: a) purse earnings from races; b) subsequent sales of Company horses; or c) the sale of post-racing breeding interests in the Company horses to third parties. Sale of the horse(s) may be accomplished through sales at public auctions occurring throughout the United States; however, some sales may be affected in private transactions. The Company also had the authority to utilize (and compensate) the services of brokers (known as bloodstock agents) for purposes of both buying and selling the horse in private transactions where appropriate.

The Company engaged in Thoroughbred horse racing in a variety of states.

The Company raced under the stable name "Little Red Feather Racing" and all net proceeds from race earnings or other sources of income were deposited into the Company's separate bank account.

The Company met its goal of dissolving and distributing net proceeds by December 31, 2018. The Company dissolved on December 19, 2018.

Previous Offerings

The Company had not previously conducted any exempt offerings. In 2016, Little Red Feather Management served as manager of LRF Thoroughbred Fund, LLC: a separate entity that engaged in a similar, but unrelated offering.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

RISK FACTORS

THE RISK FACTORS DESCRIBED BELOW SHOULD NOT BE CONSIDERED AN EXHAUSTIVE LISTING OF SUCH RISK FACTORS:

The following is a summary of the major risk factors which the Company believed could affect the Company and its members.

1.   <u>Nature of the Company's Business; Risks of Thoroughbred Horses</u>. The successful operation of the Company, like any business, was dependent upon the Company's maintenance of satisfactory levels of income and acceptable levels of operating expense. A principal business risk associated with ownership of Thoroughbred horses is the ability of the Company to generate sufficient racing revenue and sales proceeds which, after payment of operating expenses, will yield an acceptable rate of return. Economic or business factors which are beyond the control of the Company may prevent it from operating and generating revenue at a favorable margin. Such factors may include:

a.   General economic conditions, such as inflation, recessions, unstable or adverse credit market conditions and other business conditions;

b.   Fluctuations in the market for Thoroughbred horses, adverse weather conditions or other conditions or other unfavorable circumstances or events;

c.   Increases in operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals (all of which are subject to inflationary pressure and should be expected to increase), to an extent which cannot be matched by increases in revenue;

d.   Changes in government regulations, whether or not relating to the Thoroughbred horse racing industry, which may result in additional expenses or reduced revenue from operations.

No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss. This offering, consequently, is directed only to persons who are in a position to accept such risks.

2.   <u>Risks of Thoroughbred Racing</u>. The Company primarily engaged directly in Thoroughbred horse racing in a limited number of states. The future success of these activities was dependent upon the ability of the Manager to purchase high-quality Thoroughbred horses and to train them using highly-skilled trainers and related personnel. Moreover, Thoroughbred

racing is an intensely competitive activity and the Company was competing with a number of persons who have substantially greater experience and financial resources than Company.

3. <u>Nature of Thoroughbred Racing Industry</u>. The success of the Company's contemplated operations was entirely dependent upon continued governmental acceptance of Thoroughbred racing as a form of legalized gambling. As a form of gambling, Thoroughbred racing could be subjected at any time to restrictive regulation or banned entirely. However, in the opinion of management of the Company, the introduction of off-track betting in various jurisdictions in recent years would tend to indicate that Thoroughbred racing is gaining an even greater governmental acceptance and dependence as a source of revenue. These indications notwithstanding, no assurance can be given that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of Thoroughbred racing and sales.

4. <u>Income Tax Risks</u>. The Company was not intended to be a "tax shelter". The Company anticipated that the Company would at some time distribute cash to the Members, a portion of which during the operational stage would not be taxable to the Members. The realization of this tax objective was not guaranteed. Each Member, together with his tax advisor, was advised to carefully consider all the tax aspects of an investment in the Company.

In the case of noncorporate taxpayers and certain corporations, losses from passive activities such as activities of the Company generally may only be offset against income from passive activities (excluding any portfolio income derived from such activities). If the Company generates losses, the passive activity rules would limit the ability of most Members to use these losses against income which is not from a passive activity. The Company may have interest income from short-term investments of cash, which would be treated as "portfolio income." The Internal Revenue Service ("IRS") may contend that other income of the Company is also portfolio income. In the case of noncorporate taxpayers and certain corporations, losses from the Company attributable to its passive activities (or from other passive activities) cannot offset portfolio income from the Company. Members will be required to pay federal income tax on their allocated share of the Company's profits regardless of whether distributions to Members equal this amount. Consequently, in certain years your tax obligations respecting your investment in the Company may exceed their share of distributions from the Company.

5. <u>Lack of Financial Forecasts</u>. While the Company believed that there was a market for Thoroughbred breeding, training and racing, such a market is highly volatile. The Thoroughbred industry is dependent upon the present and future values of Thoroughbreds and of the Company's Thoroughbreds in particular. There was no assurance that the Company would be successful in its proposed activity. The expenses incurred may have resulted in operating losses for the Company and there was no assurance that the Company would generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the Company. Cash distributions, if any, to the Members may be less than their distributive share of taxable income and the Members' tax liability could require out-of-pocket expenditures by the Members.

6. <u>Governmental Regulation of the Thoroughbred Racing Industry</u>. The market for Thoroughbreds is dependent upon continued governmental acceptance of Thoroughbred racing

as a form of legalized gambling. Thoroughbred racing could be subjected, at any time, to restrictive regulation or banned in its entirety. Additionally, governmental restrictions on import or export of the animals due to disease, health conditions, or other conditions could adversely affect the financial position of the Company.

7. <u>Revenues Speculative</u>. The Company's revenue was dependent upon the Company's ability to purchase a Thoroughbred racehorse capable of earning revenue in terms of purses and/or the subsequent re-selling of the horse(s) or interests in the horse(s). Accordingly, there are risks inherent in the racing of Thoroughbred horses, thus making investment in a racing company speculative.

8. <u>Irregular Revenues</u>. The revenues, if any, of the Company may be highly irregular and seasonal. While the Manager will endeavor to sell horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. The consequent variance in the amount or the timing of the Company's distributions, if any, could pose particular risks for Members who seek to transfer their Unit during the term of the Company.

9. <u>Possible Cost Overruns</u>. The expenses associated with maintaining, training and racing Thoroughbreds may increase during the term of the Company. Although the Company's proposed expense projections include these factors, it is possible that these requirements are underestimated and that there will be insufficient funds available to meet actual requirements.

10. <u>Competition</u>. The Thoroughbred breeding and racing industry is highly competitive and speculative. Thoroughbred horse racing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of Thoroughbred horse racing for many years and have substantially greater financial resources than Company. The Company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international and auctions are internationally advertised. The Company will be competing in the purchase and sale of Thoroughbreds with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the Company buys or sells a Thoroughbred may vary dramatically. Market factors, which are beyond the Company's control, will greatly affect the profitability of the Company. Such factors include, but are not limited to, auction prices, private sales, foreign investors, federal income tax treatment of the racing industry and the size of racing purses.

11. <u>Reliance and Dependence on Management</u>. The Manager is responsible for the overall management of the Company. All decisions with respect to the operation and business of the Company shall rest with the Manager. The Members will have no right or power to determine the operation and business of the Company. Accordingly, no person should purchase any of the Units offered hereby unless he, she or it is willing to entrust all aspects of the operation and business of the Company to its management.

12. <u>Speculative Objectives</u>. The objectives of the Company must be considered speculative and there can be no assurance that the Company's objectives will be fulfilled.

13.   New Venture. Although the principals involved with managing the Company have experience in selecting and managing horses, the Company was a new venture and as such, the risk of unforeseen problems is critical.

14.   Withholding. Members who were not residents of California were required to complete and file Form 3832 with the California Franchise Tax Board (the "Board") consenting to the jurisdiction of the Board in connection with California source income allocated to the Member. The Company will be required to deduct and pay to the Board withholding in the current amount of seven percent (7%) of payments to Members who are not residents of California. Similarly, the Company may be required to withhold and pay to the Internal Revenue Service a portion of payments to Members who are not residents of the United States. Members will be required to file income tax returns in California and with the Internal Revenue Service in order to qualify for refunds, if any, of withholding taxes. In the event distributions or other payments to any Member are subject to withholding taxes in the United States, California or any other jurisdiction, the Member shall be solely responsible for the same and shall indemnify and hold the Manager, the Company and the other Members harmless from and against such taxes and any penalties and interest assessed upon the failure to withhold or pay such taxes.

15.   Additional Disclosures. Because this transaction is a crowdfunding offering and not registered under the Securities Act or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

During 2018, the Company bought, managed and raced three thoroughbred racehorses, Spectator, King Abner and Swayze, all of which ran in allowance races.

FINANCIAL INFORMATION

Please see the financial statements attached hereto and incorporated herein by reference as Exhibit A.

Liquidity and Capital Resources

On November 29, 2017, the Company conducted an offering pursuant to Regulation CF and raised $148,000.

At December 31, 2018, the Company had cash of $0.00, as all proceeds were distributed and the Company was liquidated and dissolved as of December, 19, 2018.

Debt

The Company has no indebtedness.

MANAGEMENT

Our management team prior to dissolution on December 19, 2018, was as follows:

Name	Position	Dates of Service
Little Red Feather Management, LLC	Manager	Since inception
William Koch	Managing Partner of Manager	Since inception
Gary Fenton	Managing Partner of Manager	Since inception

The Managing Partners of the Manager worked part-time for the Company and similar horse racing managed companies. There were no family relationships between any person in management or any other significant employee. During the past five (5) years, none of the persons identified above have been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. The Company has no other employees.

PRINCIPAL SECURITY HOLDERS

There were no principal security holders as of December 31, 2018.

RELATED PARTY TRANSACTIONS

Neither the Company nor any entities controlled by or under common control with the Company have been or are party to any transaction since the beginning of the Company's operations, where the amount involved exceeded five (5) percent of the aggregate amount of capital raised by the Company in reliance of Regulation CF and involved a related person. Related persons are defined as any director or officer of the Company; any person who is a beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company was subject to various potential conflicts of interest arising out of its relationships with the Manager and its affiliates. Under the Operating Agreement, the Manager was not prohibited from engaging in these and similar activities independent of the activities of the Company. Conflicts of interest were resolved primarily by reference to the Manager's fiduciary obligation to the members of the Company and the members of each affiliate and syndicate to act in good faith and deal fairly with each entity.

OUR SECURITIES

The Company had 1,000 LLC Units authorized for issuance. As of December 31, 2018, zero (0) LLC Units are issued and outstanding.

RESTRICTIONS ON TRANSFERS

The LLC Units sold in the Regulation CF offering had transfer restrictions as described in the initial offering. However, as of December 31, 2018, there are no LLC Units issued and outstanding since the Company dissolved on December 19, 2018.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirement of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned on April 26, 2019.

LRF THOROUGHBRED FUND II, LLC

By: Little Red Feather Management, LLC, Manager

By: _____
Gary Fenton,
Managing Partner of Manager

I, Gary Fenton, Managing Partner of the Manager of LRF Thoroughbred Fund II, LLC, also certify that the attached financial statements are true and complete in all material respects.

_____
Gary Fenton,
Managing Partner of Manager of the Issuer

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

(see attached)

LRF Thoroughbred Fund II, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

AS AT
12/31/18

ASSETS

TOTAL ASSETS

LIABILITIES & EQUITY

TOTAL LIABILITIES

TOTAL LIABILITIES & EQUITY

PREPARED WITHOUT AUDIT

LRF Thoroughbred Fund II, LLC
PROFIT & LOSS STATEMENT
FOR THE 12 MONTH(S) ENDED DECEMBER 31, 2018

	Year-to-date	ratio to ytd income
REVENUES	$ 13,069	100.00
HORSE OPERATING EXPENESES	12,311	94.20
NET PROFESSIONAL INCOME	**758**	**5.79**
OPERATING EXPENSES		
G&A EXPENSES	50,337	385.16
TOTAL OPERATING EXPENSES	**50,337**	**385.16**
OPERATING INCOME (LOSS)	**(49,579)**	**-379.36**
OTHER INCOME	(23,500)	-179.81
Total Other Income	**(23,500)**	**-179.81**
Total Other Expenses	**0**	**0.00**
* NET INCOME (LOSS)	**$ (73,080)**	**-559.18**

PREPARED WITHOUT AUDIT

LRF Thoroughbred Fund II, LLC
SCHEDULES FOR
PROFIT & LOSS STATEMENT
FOR THE 12 MONTH(S) ENDED DECEMBER 31, 2018

	Year-to-date	ratio to ytd income
REVENUES		
Purse Fees.		
Purse Fees-LRFT2	$ 13,069	100.00
TOTAL REVENUES	$ **13,069**	**100.00**
HORSE OPERATING EXPENESES		
Purse Fees & Expenses		
Purse Fees & Expenses	$ 1	0.00
Entry Fees	48	0.36
Medical Expenses		
Medical-Vet Fees	6,937	53.07
Horse Maintenance Expenses		
Maintenance-Grooming	280	2.14
Boarding Expenses		
Stable Expenses	3,545	27.12
Transportation Expenses		
Transportation Exp-	1,500	11.47
TOTAL HORSE OPERATING EXPENESES	$ **12,311**	**94.20**
G&A EXPENSES		
Accounting/Tax		
Accounting/Tax	$ 2,399	18.35
Business Management Fees		
Business Mgmt-LLW	2,675	20.46
Bank Charges		
Bank Charges	728	5.57
Commissions		

LRF Thoroughbred Fund II, LLC
SCHEDULES FOR
PROFIT & LOSS STATEMENT
FOR THE 12 MONTH(S) ENDED DECEMBER 31, 2018

		Year-to-date	ratio to ytd income
Commission-Trainer		375	2.86
Commission-Other		12,100	92.58
Legal Fees			
Legal-Other		9,995	76.47
Management Fees			
Mgmt Fees-LRF Management		19,000	145.38
Mgmt Expense Reimb			
Mgmt Expense Reimb		315	2.41
Mktg/Promo			
Mktg/Promo		2,750	21.04
TOTAL G&A EXPENSES	**$**	**50,337**	**385.16**
OTHER INCOME			
Other Income			
(Gain)Loss-Horse Disposition	$	(23,500)	-179.81
TOTAL OTHER INCOME	**$**	**(23,500)**	**-179.81**